Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

4Front Ventures Corp.
5060 North 40th Street, Suite 120
Phoenix, Arizona
USA 85018

Item 2 - Date of Material Change:

March 20, 2020 and March 27, 2020

Item 3 – News Release:

News release was disseminated via CNW on March 30, 2020. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change:

On March 30, 2020, 4Front Ventures Corp. (“4Front” or the “Company”) announced the Company’s board of directors (the “Board of Directors”) appointed Leo Gontmakher to the position of Chief Executive Officer and Nicolle Dorsey to the position of Chief Financial Officer effective as of March 27, 2020.

The Company also announced the closing of the Company’s divestiture of the assets of its indirect subsidiary, PHX Interactive LLC, effective as of March 20, 2020.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On March 30, 2020, the Company announced that the Board of Directors appointed Leo Gontmakher, previously Chief Operating Officer, to the position of Chief Executive Officer. Former Chief Executive Officer, Josh Rosen, will transition to Executive Chairman of the Board of Directors. Additionally, the Board of Directors appointed Nicolle Dorsey, former Executive Vice President of Finance as the Company’s Chief Financial Officer, replacing Brad Kotansky. The changes to the officers of the Company are effective as of March 27, 2020.

Additionally, the Company announced the divestiture of the assets of its indirect subsidiary, PHX Interactive LLC, which managed the Mission North Mountain dispensary in Phoenix, Arizona (non-core asset) for US$6 million in cash, effective as of March 20, 2020. The terms of the Company’s sale of PHX Interactive LLC are confidential.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Leo Gontmakher, CEO
Phone: (602) 633-3992

Item 9 – Date of Report:

April 13, 2020